Exhibit 99.1

Update on Interest Expense, Net for quarter ended September 30, 2017

The Company incurred one-time expenses related to the issuance of a $500 million solar green bond, the first out of India, during the quarter ended September 30, 2017. Debt refinancing fees are expected to be in a range of INR 588 million (US$ 9.0 million) to INR 653 million (US$ 10.0 million) and one-time non-cash write offs of unamortised deferred financing cost are expected to be in the range of INR 555 million (US$ 8.5 million) to INR 686 million (US$ 10.5 million). Overall net interest expense during the quarter ended September 30, 2017 is expected to be in the range of INR 2,286 million (US$ 35.0 million) to INR 2,547 million (US$ 39.0 million).

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause the Company’s results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; the availability of solar panels and other raw materials; its limited operating history, particularly as a new public company; its ability to attract and retain its relationships with third parties, including its solar partners; its ability to meet the covenants in its debt facilities; meteorological conditions and such other risks identified in the registration statements and reports that the Company has filed with the U.S. Securities and Exchange Commission, or SEC, from time to time. All forward-looking statements in this press release are based on information available to us as of the date hereof, and the Company assumes no obligation to update these forward-looking statements.